SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________________

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated November 13, 2017

British Telecommunications plc
 _____________________________________________________________________
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

        ______________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

British Telecommunications plc
RESULTS FOR THE HALF YEAR TO 30 SEPTEMBER 2017
10 November 2017

About BT

British Telecommunications plc (BT or group) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

BT’s purpose is to use the power of communications to make a better world. It is one of the world’s leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: BT Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach. In the year ended 31 March 2017, BT’s reported revenue was £24,062m with reported profit before taxation of £2,551m.

Following the resignation of Sean Williams as a director of BT with effect from 29 September 2017, Simon Lowth, Neil Harris and Patrick Bradley were appointed directors of BT with effect from 17 October 2017. Glyn Parry remains a director of BT.

Group results for the half year to 30 September 2017

	Half year to 30 September
	2017	2016	Change
	£m	£m	%
Revenue
- reported	11,786	11,782	-
- adjusted1	11,800	11,828	-
- change in underlying1 revenue excluding transit			(0.7)
EBITDA
- reported	3,211	3,526	(9)
- adjusted1	3,598	3,708	(3)
Operating profit
- reported	1,454	1,802	(19)
- adjusted1	1,841	1,984	(7)
Profit before tax
- reported	1,174	1,488	(21)
- adjusted1	1,670	1,775	(6)
Capital expenditure	1,693	1,580	7

Line of business results

	Adjusted1 revenue			Adjusted1 EBITDA			Capital expenditure
Half year to	2017	2016	Change	2017	2016	Change	2017	2016	Change
30 September	£m	£m	%	£m	£m	%	£m	£m	%
BT Consumer	2,516	2,426	4	478	491	(3)	133	111	20
EE	2,617	2,520	4	661	563	17	328	299	10
Business and Public Sector	2,281	2,346	(3)	694	744	(7)	152	112	36
Global Services	2,506	2,659	(6)	154	251	(39)	128	191	(33)
Wholesale and Ventures	997	1,040	(4)	361	403	(10)	106	101	5
Openreach	2,548	2,525	1	1,238	1,262	(2)	787	694	13
Other	7	4	n/m	12	(6)	n/m	59	72	(18)
Intra-group items	(1,672)	(1,692)	(1)	-	-	-	-	-	-
Total	11,800	11,828	-	3,598	3,708	(3)	1,693	1,580	7
1 See Glossary
n/m = not meaningful

Glossary of alternative performance measures

Adjusted	Before specific items
Specific items	Items that in management’s judgement need to be disclosed separately by virtue of their size, nature or incidence. Further information is provided in note 4 on page 18
Underlying	Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals. Further information is provided in note 1 on page 15
Reconciliations to the most directly comparable IFRS measures are in Additional Information on page 26. Our commentary focuses on the trading results on an adjusted basis. Unless otherwise stated in the commentary, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax and net finance expense, are measured before specific items. Further information is provided in note 1 on page 15.

British Telecommunications plc

Group results for the half year to 30 September 2017

Income statement
Reported revenue was flat at £11,786m. This includes a £136m favourable impact from foreign exchange movements and a £67m reduction in transit revenue. Underlying revenue1 excluding transit was down 0.7% driven mainly by challenges in our enterprise businesses, in particular Global Services, partially offset by the strong performance in EE.

Reported operating costs of £10,332m were up 4%. Adjusted1 operating costs, before depreciation and amortisation, of £8,202m were up 1% reflecting the increased pension costs, business rates, sports rights and increased customer investment partly offset by reduced payments to other telecoms operators and cost savings. This includes a £120m adverse impact from foreign exchange movements and a £66m decrease in transit costs.

Adjusted1 EBITDA of £3,598m was down 3%. Depreciation and amortisation of £1,757m was up 2%. Reported net finance expense was £280m while adjusted1 net finance expense was £171m.

Specific items1 resulted in a net charge before tax of £496m (HY 2016/17: £287m) and after tax of £450m (HY 2016/17: £221m). The main components include the settlement of warranty claims arising under the 2015 EE acquisition agreement of £225m (HY 2016/17: £nil), restructuring costs of £104m (HY 2016/17: £nil) and the net interest expense on pensions of £109m (HY 2016/17: £105m). Further detail on specific items is set out in note 4 to the condensed consolidated financial statements.

Reported profit before tax was down 21% at £1,174m, due principally to the £496m specific item charge in the half year. Adjusted1 profit before tax decreased 6% to £1,670m. The effective tax rate on profit before specific items was 20.3% (HY 2016/17: 18.0%), with the rate being higher than the standard UK corporation tax rate (19%) principally due to higher overseas tax rates and adjustments for share based payments. The Finance (No.2) Act 2017, published in September 2017, was substantively enacted on 31 October 2017. This Act contains provisions that defer relief for brought forward losses. If this Act had been substantively enacted as at 30 September 2017, the effect would have been a decrease to the deferred tax liability of £33m and an equal and opposite increase to the corporation tax creditor.

Capital expenditure

Capital expenditure was £1,693m (HY 2016/17: £1,580m). This consists of gross expenditure of £1,739m (HY 2016/17: £1,620m) which has been reduced by net grant funding of £46m (HY 2016/17: £40m) mainly relating to our activity on the Broadband Delivery UK (BDUK) programme. The capital expenditure increase of £113m was primarily a result of increased investment in our fixed and mobile networks which was up £99m at £740m. Other capital expenditure components were up £14m with £627m spent on customer driven investments and £292m on systems and IT.

Our base-case assumption for take-up in BDUK areas remains at 39% of total homes passed. Under the terms of the BDUK programme, we have a potential obligation to either re-invest or repay grant funding depending on factors including the level of customer take-up achieved. While we have recognised gross grant funding of £78m (Q2 2016/17: £74m) in line with network build in the quarter, we have also deferred £32m (Q2 2016/17: £34m) of the total grant funding to reflect higher take-up levels on a number of contracts. To date we have deferred £477m (Q2 2016/17: £292m).

Balance sheet

Total borrowings as at 30 September 2017 were £15,117m (31 March 2017: £13,896m). We repaid a £0.5bn bond on 23 June 2017. Short term borrowings of £1.6bn include term debt of £0.9bn repayable during the remainder of 2017/18 and £0.6bn comprising both collateral for open mark to market positions and overdrafts. On 23 June 2017 we issued term debt of £2,025m (€2,300m) on the medium-term Euro market. The effective Sterling interest rates on these 5, 7 and 10 year bonds was 1.66%, 2.01% and 2.50%, respectively.

Net cash inflow from operating activities was down £512m at £2,566m. At 30 September 2017 the group held cash and current investment balances of £3.0bn. During the period we cancelled our £1.5bn committed facility. This facility provided us with a bridge to capital market issuance and was cancelled in June 2017 when we issued the new Euro bonds. Our £2.1bn facility with 14 high quality syndicate banks (£150m each) remains undrawn at 30 September 2017. This facility matures in September 2021.
1 See Glossary on page 1

Pensions (note 5 to the condensed consolidated financial statements)

The IAS 19 net pension position at 30 September 2017 was a deficit of £7.7bn net of tax (£9.3bn gross of tax), compared with £7.6bn net of tax (£9.1bn gross of tax) at 31 March 2017. This is broadly unchanged as a fall in the assets is partially offset by a fall in the liabilities (driven by an increase in the discount rate).

The triennial valuation is proceeding and constructive discussions continue with the BT Pension Scheme (BTPS) Trustee.  We are considering a number of funding options to address the deficit, including arrangements that would give the BTPS a prior claim over certain BT assets.  We still expect to complete the triennial valuation in the first half of the 2018 calendar year.

Principal risks and uncertainties

A summary of the Group’s principal risks and uncertainties is provided in note 10.

Related party transactions

Transactions with related parties during the half year to 30 September 2017 are disclosed in note 9.

OTHER DEVELOPMENTS

Our Italian business

In 2016/17 we reported that we had identified inappropriate behaviour and improper accounting practices in our Italian business.  We commenced a programme of remediation activities some of which were completed during 2016/17 with others running into the current year and beyond.  During the half year we continued to take steps to improve the control environment in our Italian business but recognise that we have further activities to complete during the second half of the year including the assessment of our internal controls over financial reporting as of 31 March 2018 for the purposes of the US Sarbanes-Oxley Act 2002.  We are also working to complete the local statutory accounts of BT Italia for 2016/17.

Regulation

Deemed Consent

We have settled £130m in compensation payments to other CPs in the half year.  Compensation payments to the remaining CPs are currently being finalised. We continue to estimate the total compensation payments will amount to £300m.

Digital Communications Review (DCR)

In March 2017 we announced we had reached agreement with Ofcom in respect of its strategic review of the digital communications industry.  This agreement will see Openreach become a distinct, legally separate company within the BT plc group.

In July 2017 Ofcom confirmed its decision to release BT from the Undertakings once the new Commitments are fully in place.  We have already refreshed the Openreach brand and made progress on implementing the Openreach governance framework, and the new Openreach board under Mike McTighe is providing strong, independent leadership. Completing the reforms will depend on satisfaction of a number of conditions, including those relating to the Government amending the Crown Guarantee for the BT Pension Scheme and transferring employees to a distinct company, Openreach Limited.

Wholesale Local Access (WLA) Market Review

On 14 September 2017 Ofcom issued a further consultation on the WLA charge control in the light of stakeholder comments on the first consultation published in March 2017. Ofcom’s new proposals include slight changes to the charge control for 40/10 generic Ethernet access (GEA) service and for the metallic path facility (MPF) service.  It also contains revised proposals on quality of service. In a separate consultation issued on 9 August 2017, Ofcom proposed a mechanism to spread the cost of our universal broadband commitment across all broadband lines, should Government accept our offer.  We continue to engage with Ofcom, building on our response to the initial consultation, to ensure that modelling assumptions and methodologies used to set any controls over the prices we charge in the WLA markets allow our investments to earn a fair return and reflect the costs of improved service delivery. We expect Ofcom to issue a final statement containing its proposals in early 2018, with those proposals to take effect from April 2018, and remain in place until March 2021.

Operating review

BT Consumer

	Half year to 30 September
	2017	2016	Change
	£m	£m	£m	%
Revenue	2,516	2,426	90	4
Operating costs	2,038	1,935	103	5
EBITDA	478	491	(13)	(3)
Depreciation & amortisation	107	104	3	3
Operating profit	371	387	(16)	(4)

Capital expenditure	133	111	22	20
Free cash flow	278	388	(110)	(28)

Revenue was up 4% with a 5% increase in broadband and TV revenue and a 3% increase in calls and lines revenue partly due to the timing of price changes in the period.

Across BT we added 41,000 retail broadband customers, representing 41% of the DSL and fibre broadband market net additions. Superfast fibre broadband growth continued with 350,000 retail net additions, taking our customer base to 5.3m. Of our broadband customers, 57% are now on fibre. Across BT we added 15,000 TV customers, growing our total TV base to 1.8m.

Operating costs increased 5% due to the investment in new UK customer service roles and additional sports rights costs from Premier League, Box Nation and the Ashes uplift in our Cricket Australia deal. As a result EBITDA was down 3% in the half year. Depreciation and amortisation was up 3% and operating profit was down 4%.

Free cash flow reduced 28% driven by a 20% increase in capital expenditure as we continue to invest in our broadband capabilities and adverse working capital timing movements.

EE

	Half year to 30 September
	2017	2016	Change
	£m	£m	£m	%
Revenue	2,617	2,520	97	4
Operating costs	1,956	1,957	(1)	-
EBITDA	661	563	98	17
Depreciation & amortisation	378	396	(18)	(5)
Operating profit	283	167	116	69

Capital expenditure	328	299	29	10
Free cash flow	390	322	68	21

Revenue was up 4% with a 5% increase in postpaid revenue and a 15% increase in fixed broadband revenues, partially offset by a 10% reduction in prepaid revenues. We have reported four consecutive quarters of revenue growth, mainly due to our ‘more for more’ pricing strategy.

At the end of the half year, the total BT mobile base was 29.7m. We added 489,000 postpaid mobile customers, taking the postpaid base to 17.3m. Our prepaid customers fell by 645,000, in line with industry trends, taking the base to 6.3m.

In September we delivered the Home Office requirements to achieve the latest major milestone in the Emergency Services Network (ESN) contract. Our 4G geographic coverage now reaches 86% of the UK’s landmass and we continue to work towards 95% coverage by the end of December 2020.

Operating costs were £1,956m. EBITDA was up 17%, driven by revenue growth and reduced indirect costs, partially offset by increased customer investment costs. Depreciation and amortisation was £378m and operating profit was £283m.

Capital expenditure was £328m, up 10% as network investment increased. Free cash flow was £390m, up 21% reflecting the increase in EBITDA.

Business and Public Sector

	Half year to 30 September
	2017	2016	Change
	£m	£m	£m	%
Revenue	2,281	2,346	(65)	(3)
- underlying excluding transit				(2)
Operating costs	1,587	1,602	(15)	(1)
EBITDA	694	744	(50)	(7)
Depreciation & amortisation	185	176	9	5
Operating profit	509	568	(59)	(10)

Capital expenditure	152	112	40	36
Free cash flow	479	558	(79)	(14)

Revenue was down 3% reflecting lower public sector revenue due to the completion of a number of large contracts and the decline in traditional lines as the market shifts to data and IP.

SME revenue was up 1%, with growth in mobile, VoIP and networking offsetting the decline in lines. Corporate revenue was down 3% with growth in mobile more than offset by lower equipment sales and the decline in lines. Public Sector and Major Business revenue was down 7%, with growth in mobile more than offset by lower equipment sales.

Republic of Ireland revenue was down 4% due to the impact of churn on traditional lines and lower equipment sales, where foreign exchange movements had a £13m positive impact on revenue.

Operating costs decreased 1% and EBITDA decreased by 7% driven by the reduction in revenue. Depreciation and amortisation was up 5% and operating profit was 10% lower.

Capital expenditure increased by £40m largely due to higher spend in customer contracts and free cash flow was £79m lower, reflecting the increase in capital expenditure and decline in EBITDA partly offset by the timing of working capital movements.

Global Services

	Half year to 30 September
	2017	2016	Change
	£m	£m	£m	%
Revenue	2,506	2,659	(153)	(6)
- underlying excluding transit				(9)
Operating costs	2,352	2,408	(56)	(2)
EBITDA	154	251	(97)	(39)
Depreciation & amortisation	221	214	7	3
Operating (loss) profit	(67)	37	(104)	(281)

Capital expenditure	128	191	(63)	(33)
Free cash flow	(132)	(225)	93	41

Revenue was down 6% including a £123m positive impact from foreign exchange movements, whilst transit revenue was down £50m. Underlying revenue excluding transit was down 9%, and excluding the revenue of our Italian business was down 6%. This underlying revenue decline reflects lower IP Exchange volumes and equipment sales in the UK, in line with our strategy to reduce low margin business, the ongoing impact of a major customer insourcing services in the US, a large contract in Brazil that has now completed and lower general trading across all of our regions.

In the UK underlying revenue excluding transit was down 3%.  In Continental Europe underlying revenue excluding transit was down 13%, and excluding the revenue of our Italian business was down 2%.  In the Americas1 underlying revenue excluding transit was down 13% while in AMEA2 underlying revenue excluding transit was down 5%.

Operating costs were down 2% mainly reflecting the impact of lower revenue partially offset by the impact of foreign exchange movements. EBITDA was down 39%, and excluding the results of our Italian business was down 29% due to a combination of trading and increased pension and leaver costs. Depreciation and amortisation was up 3% and operating loss was £67m.

Capital expenditure was down 33% primarily due to the timing of project-related expenditure which we expect to partially reverse in the second half of the year. Free cash flow was an outflow of £132m.

1 United States & Canada and Latin America (Americas)
2 Asia Pacific, the Middle East and Africa (AMEA)

Wholesale and Ventures

	Half year to 30 September
	2017	2016	Change
	£m	£m	£m	%
Revenue	997	1,040	(43)	(4)
- underlying excluding transit				(3)
Operating costs	636	637	(1)	-
EBITDA	361	403	(42)	(10)
Depreciation & amortisation	154	151	3	2
Operating profit	207	252	(45)	(18)

Capital expenditure	106	101	5	5
Free cash flow	220	289	(69)	(24)

Revenue was down 4% with underlying revenue excluding transit down 3%. Managed solutions revenue was down 10% primarily due to continued lower revenue from our Mobile Ethernet Access Services contracts, reflecting the maturity of mobile network operator 4G build out programmes.

Data and Broadband revenue was down 7% due to the continuing decline in legacy Partial Private Circuits as customers continue to move onto newer IP based technologies.

Voice revenue was down 5% due to the ongoing market decline in call volumes, partially offset by growth in Hosted Communications.

Our Ventures business generated revenue of £148m, down 1% mainly due to decline in our Phonebook business. Mobile generated revenue of £117m, up 8% helped by increased data usage by MVNO customers.

Operating costs were broadly in line with last year and EBITDA decreased 10% reflecting the revenue decline, particularly in higher margin legacy services. Depreciation and amortisation increased 2%, and operating profit decreased 18%.

Capital expenditure of £106m was up 5%. Operating cash flow was £220m, down 24% as a result of the EBITDA decline and timing on working capital.

Openreach

	Half year to 30 September
	2017	2016	Change
	£m	£m	£m	%
Revenue	2,548	2,525	23	1
Operating costs	1,310	1,263	47	4
EBITDA	1,238	1,262	(24)	(2)
Depreciation & amortisation	690	665	25	4
Operating profit	548	597	(49)	(8)

Capital expenditure	787	694	93	13
Free cash flow	487	691	(204)	(30)

Revenue was up 1% driven by continued strong growth in fibre broadband revenue, which was up 26%. This growth includes regulatory price changes which had a negative impact of around £37m and commercial price changes which had a negative impact of around £22m.

We have extended the reach of fibre broadband which is now available to more than 27.1m premises of which around 770,000 can order an ultrafast (100Mbps+) service via our FTTP or G.fast technologies. We now have around 8.6m customers connected to fibre which is around 32% of those passed.

We continue to focus on improving the experience of our customers. Year to date we are ahead on all 60 copper minimum service levels set by Ofcom and have seen a 2% reduction in our faults compared to the first half of last year.

Openreach’s consultation with Communication Providers on the investment case for a large-scale FTTP broadband network across the UK indicated broad support for this proposition. However, for the investment to be economically viable, a number of key enablers will need to be put in place through close co-operation between Openreach, CPs, Ofcom and Government. The enablers include: a supportive policy and regulatory environment that encourages investment; FTTP switchover; agreeing how investment costs can be fairly recovered; and Openreach demonstrating that it can build FTTP at scale for a competitive cost. We plan to invite views from CPs on a more specific set of proposals that cover potential pricing, footprint and a plan for FTTP switchover, by the end of the year. Further details can be found in our press release dated 31 October 2017.

Operating costs were 4% higher mainly driven by an increase in business rates charged on network assets and higher pension charges. EBITDA was down 2% and depreciation and amortisation was up 4% with operating profit down 8%.

Capital expenditure was £787m, up £93m or 13%, reflecting our ongoing investment in fibre broadband coverage and speed, and delivering a higher volume of Ethernet connections. Capital expenditure includes gross grant funding of £75m (H1 2016/17: £73m) directly related to our activity on the BDUK programme build which was partly offset by the deferral of £29m of grant funding (H1 2016/17: £33m). Under the terms of the BDUK programme we have a potential obligation to either re-invest or repay grant funding depending on factors including the level of customer take-up achieved.

Free cash flow was down 30% due to timing of a customer cash receipt and higher capital investment.

Financial statements

Group income statement
For the half year to 30 September 2017
	Note	Before specific items	Specific items	Total
		£m	£m	£m
Revenue	2	11,800	(14)	11,786
Operating costs	3	(9,959)	(373)	(10,332)
Operating profit		1,841	(387)	1,454
Finance expense		(272)	(109)	(381)
Finance income		101	-	101
Net finance expense		(171)	(109)	(280)
Share of post tax profits (losses) of associates and joint ventures		-	-	-
Profit before tax		1,670	(496)	1,174
Tax		(339)	46	(293)
Profit for the period		1,331	(450)	881

Group income statement
For the half year to 30 September 2016
	Note	Before specific items	Specific items	Total
		£m	£m	£m
Revenue	2	11,828	(46)	11,782
Operating costs	3	(9,844)	(136)	(9,980)
Operating profit		1,984	(182)	1,802
Finance expense		(320)	(105)	(425)
Finance income		118	-	118
Net finance expense		(202)	(105)	(307)
Share of post tax losses of associates and joint ventures		(7)	-	(7)
Profit before tax		1,775	(287)	1,488
Tax		(320)	66	(254)
Profit for the period		1,455	(221)	1,234

Group statement of comprehensive income
For the half year to 30 September
	Half year to 30 September
	2017	2016
	£m	£m
Profit for the period	881	1,234
Other comprehensive income (loss)
Items that will not be reclassified to the income statement:
Remeasurements of the net pension obligation	(4)	(4,985)
Tax on pension remeasurements	17	815
Items that have been or may be reclassified subsequently to the income statement:
Exchange differences on translation of foreign operations1	(115)	204
Fair value movements on available-for-sale assets	4	(7)
Fair value movements on cash flow hedges:
- net fair value (losses) gains	(49)	936
- recognised in income and expense	78	(825)
Tax on components of other comprehensive income that have been or may be reclassified	(9)	1
Other comprehensive loss for the period, net of tax	(78)	(3,861)
Total comprehensive income (loss) for the period	803	(2,627)

1 Revised. See note 1 to the condensed consolidated financial statements

Group balance sheet

	30 September 2017	30 September 20161	31 March 2017
	£m	£m	£m
Non-current assets
Intangible assets	14,707	15,276	15,037
Property, plant and equipment	16,718	16,208	16,498
Derivative financial instruments	1,673	2,352	1,818
Investments	12,934	11,667	11,606
Associates and joint ventures	36	24	31
Trade and other receivables	257	241	360
Deferred tax assets	1,756	2,061	1,717
	48,081	47,829	47,067
Current assets
Programme rights	640	624	264
Inventories	243	270	227
Trade and other receivables	3,853	3,899	3,860
Current tax receivable	57	65	73
Derivative financial instruments	440	280	428
Investments	2,669	2,489	1,740
Cash and cash equivalents	344	573	526
	8,246	8,200	7,118
Current liabilities
Loans and other borrowings	2,552	3,721	2,791
Derivative financial instruments	67	42	34
Trade and other payables	7,367	7,646	7,476
Current tax liabilities	189	291	197
Provisions	485	189	625
	10,660	11,889	11,123
Total assets less current liabilities	45,667	44,140	43,062

Non-current liabilities
Loans and other borrowings	12,565	12,281	11,105
Derivative financial instruments	766	1,004	869
Retirement benefit obligations	9,335	11,491	9,088
Other payables	1,372	1,202	1,298
Deferred tax liabilities	1,355	1,234	1,240
Provisions	502	546	536
	25,895	27,758	24,136
Equity
Ordinary shares	2,172	2,172	2,172
Share premium	8,000	8,000	8,000
Other reserves	1,500	1,691	1,591
Retained earnings	8,100	4,519	7,163
Total equity	19,772	16,382	18,926
	45,667	44,140	43,062

1 Revised. See note 1 to the condensed consolidated financial statements

Group statement of changes in equity

For the half year to 30 September 2017

	Share Capital	Share Premium	Other Reserves	Retained Earnings	Total Equity
	£m	£m	£m	£m	£m
At 1 April 2017	2,172	8,000	1,591	7,163	18,926
Profit for the period	-	-	-	881	881
Other comprehensive loss before tax	-	-	(160)	(4)	(164)
Tax on other comprehensive loss	-	-	(9)	17	8
Transferred to the income statement	-	-	78	-	78
Comprehensive (loss) income	-	-	(91)	894	803
Share-based payments	-	-	-	40	40
Other movements	-	-	-	3	3
At 30 September 2017	2,172	8,000	1,500	8,100	19,772

For the half year to 30 September 2016

At 1 April 20161	2,172	8,000	1,392	9,761	21,325
Profit for the period	-	-	-	1,234	1,234
Other comprehensive income (loss) before tax1	-	-	1,123	(4,975)	(3,852)
Tax on other comprehensive income (loss)	-	-	1	815	816
Transferred to the income statement	-	-	(825)	-	(825)
Comprehensive income (loss)	-	-	299	(2,926)	(2,627)
Dividends to shareholders	-	-	-	(2,350)	(2,350)
Share-based payments	-	-	-	33	33
Other movements	-	-	-	1	1
At 30 September 2016	2,172	8,000	1,691	4,519	16,382

1 Revised. See note 1 to the condensed consolidated financial statements

Group cash flow statement

	Half year to 30 September
	2017	2016
	£m	£m
Cash flow from operating activities
Profit before tax	1,174	1,488
Share-based payments	40	33
Profit on disposal of subsidiaries and interest in associates	(1)	(14)
Share of post-tax losses of associates and joint ventures	-	7
Net finance expense	280	307
Depreciation and amortisation	1,757	1,724
Increase in working capital	(431)	(200)
Provisions, pensions and other non-cash movements1	(72)	(49)
Cash inflow from operating activities2	2,747	3,296
Tax paid	(181)	(218)
Net cash inflow from operating activities	2,566	3,078
Cash flow from investing activities
Interest received	2	5
Acquisition of subsidiaries3, associates and joint ventures	(20)	11
Purchase of non-current asset investments	-	(21)
Proceeds on disposal of subsidiaries	2	46
Purchases of property, plant and equipment and software	(1,665)	(1,463)
Proceeds on disposal of property, plant and equipment	11	1
Outflow on non-current amounts to ultimate parent company	(1,200)	(1,100)
Purchases of current financial assets	(5,892)	(4,565)
Proceeds on disposal of current financial assets	4,853	5,139
Net cash outflow from investing activities	(3,909)	(1,947)
Cash flow from financing activities
Interest paid	(259)	(287)
Proceeds from bank loans and bonds	2,029	2
Repayment of borrowings4	(502)	(392)
Cash flows from derivatives related to net debt	(132)	197
Net repayment on facility loans	-	(619)
Net cash inflow (outflow) from financing activities	1,136	(1,099)
Net (decrease) increase in cash and cash equivalents	(207)	32
Opening cash and cash equivalents	509	452
Net (decrease) increase in cash and cash equivalents	(207)	32
Effect of exchange rate changes	(19)	30
Closing cash and cash equivalents5	283	514

1 Includes pension deficit payments of £10m for the half year to 30 September 2017 (HY 2016/17: £13m)
2 Includes cash flows relating to TV programme rights
3 Prior year includes a true up of consideration following the audit of the completion balance sheet relating to the acquisition of EE
4 Repayment of borrowings includes the impact of hedging and repayment of lease liabilities
5 Net of bank overdrafts of £61m at 30 September 2017 (30 September 2016: £59m)

Notes to the condensed consolidated financial statements

Basis of preparation and accounting policies

These condensed consolidated financial statements (‘the financial statements’) comprise the financial results of British Telecommunications plc for the half years to 30 September 2017 and 30 September 2016 together with the audited balance sheet as at 31 March 2017 and the unaudited balance sheet as at 30 September 2016. The financial statements for the half year to 30 September 2017 have been reviewed by the auditors and their review opinion is on page 24. The financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules sourcebook (DTR) of the Financial Conduct Authority and with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board. The financial statements should be read in conjunction with the Annual Report & Form 20-F 2017 which was prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board.

Having assessed the principal risks, the directors consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Except as described below and other than income taxes which are accrued using the tax rate that is expected to be applicable for the full financial year, the financial statements have been prepared in accordance with the accounting policies as set out in the financial statements for the year to 31 March 2017 and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

These financial statements do not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year to 31 March 2017 were approved by the Board of Directors on 17 May 2017, published on 25 May 2017, and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 498 of the Companies Act 2006.

New and amended accounting standards

IFRS 15 ‘Revenue from Contracts with Customers’

We will report our financial statements under IFRS 15 from the first quarter of 2018/19.  We now expect to adopt IFRS 15 on a modified retrospective basis in our 2018/19 financial statements.  Accordingly we will not restate prior year comparatives for the effect of IFRS 15 but will instead restate our 1 April 2018 opening reserves for the full cumulative impact of adopting this standard.  We will provide a reconciliation of our primary financial statements under IAS 18 to our primary financial statements under IFRS 15 in our Annual Report & Form 20-F 2019.

Amendments to IAS 7 ‘Statement of Cash Flows’

The amendments to IAS 7 ‘Statement of Cash Flows’ require entities to provide disclosures about changes in liabilities arising from financing activities. On initial application, we are not required to provide comparative information for preceding periods. These amendments are effective from 1 April 2017. However we are not required to provide additional disclosures in these financial statements, but we will disclose additional information in our Annual Report & Form 20-F 2018.

There are no other new or amended standards or interpretations adopted during the year that have a significant impact on the group.

Revisions on prior year financial statements

We have made several revisions to our prior year financial information as set out below. The effect of the prior year revisions on the balance sheet as at 30 September 2016 is set out below.

Investigation into our Italian business

In 2016/17 our investigations into our Italian business revealed inappropriate behaviour and improper accounting practices. The improper practices included a complex set of improper sales, purchase, factoring and leasing transactions. Errors we identified which related to 2015/16 and prior periods amounted to a £293m reduction in total equity in our 30 September 2016 balance sheet. The effect of the prior year errors on the balance sheet as at 30 September 2016 is set out overleaf and replicates the adjustments recorded on the balance sheet as at 31 March 2016.

Acquisition of EE

IFRS 3 ‘Business Combinations’ requires us to recognise provisional fair values if the initial accounting for the business combination is incomplete.  In the period ended 31 March 2016, we reported that the fair values recognised for our 29 January 2016 acquisition of EE were provisional.  During 2016/17, we finalised this assessment and also received a purchase consideration refund from the previous owners of £20m following the finalisation of the audit of the completion balance sheet. This resulted in a revision to previously recognised brand and customer relationship which decreased by £15m. Our reassessment also led to a £14m decrease in receivables and an increase in provisions related to unfavourable contracts in the amount of £20m.  The net impact of the adjustments including the deferred tax effect resulted in an increase in goodwill of £29m as of 30 September 2016. These had no material impact on the income statement.

Revision of prior period statements
Group balance sheet
At 30 September 2016
	As published	EE purchase price accounting finalisation adjustment1,2	Italian business adjustment1	Revised
	£m	£m	£m	£m
Non-current assets
Intangible assets	15,242	34	-	15,276
Property, plant and equipment	16,251	-	(43)	16,208
Trade and other receivables	257	-	(16)	241
Other non-current assets	16,104	-	-	16,104
	47,854	34	(59)	47,829
Current assets
Trade and other receivables	4,012	(14)	(99)	3,899
Cash and cash equivalents	573	-	-	573
Other current assets	3,728	-	-	3,728
	8,313	(14)	(99)	8,200
Current liabilities
Loans and other borrowings	3,721	-	-	3,721
Trade and other payables	7,504	-	142	7,646
Other current liabilities	515	7	-	522
	11,740	7	142	11,889
Total assets less current liabilities	44,427	13	(300)	44,140

Non-current liabilities
Loans and other borrowings	12,288	-	(7)	12,281
Retirement benefit obligations	11,491	-	-	11,491
Other non-current liabilities	3,973	13	-	3,986
	27,752	13	(7)	27,758
Equity
Ordinary shares	2,172	-	-	2,172
Share premium	8,000	-	-	8,000
Other reserves	6,503	-	(293)	6,210
Total equity	16,675	-	(293)	16,382
	44,427	13	(300)	44,140
1 Revised to reflect EE PPA finalisation and the outcome of our investigation into our Italian business
2 The above adjustments differ from those disclosed in the Annual Report & Form 20-F 2017 to reflect the true up of consideration initially recorded in the 30 September 2016 balance sheet and subsequently reflected in our purchase price accounting in Q4 2016/17

Operating results – by line of business

	External Revenue	Internal revenue	Group revenue	EBITDA	Operating profit
Half year to 30 September 2017	£m	£m	£m	£m	£m
BT Consumer	2,484	32	2,516	478	371
EE	2,599	18	2,617	661	283
Business and Public Sector	2,224	57	2,281	694	509
Global Services	2,506	-	2,506	154	(67)
Wholesale and Ventures	926	71	997	361	207
Openreach	1,054	1,494	2,548	1,238	548
Other	7	-	7	12	(10)
Intra-group items	-	(1,672)	(1,672)	-	-
Total	11,800	-	11,800	3,598	1,841

Half year to 30 September 2016
BT Consumer	2,394	32	2,426	491	387
EE	2,501	19	2,520	563	167
Business and Public Sector	2,285	61	2,346	744	568
Global Services	2,659	-	2,659	251	37
Wholesale and Ventures	974	66	1,040	403	252
Openreach	1,011	1,514	2,525	1,262	597
Other	4	-	4	(6)	(24)
Intra-group items	-	(1,692)	(1,692)	-	-
Total	11,828	-	11,828	3,708	1,984

Operating costs

	Half year to 30 September
	2017	2016
	£m	£m
Direct labour costs	2,688	2,578
Indirect labour costs	451	402
Leaver costs	30	54
Total labour costs	3,169	3,034
Capitalised Labour	(668)	(588)
Net labour costs	2,501	2,446
Payments to telecommunications operators	1,207	1,327
Property and energy costs	649	600
Network operating and IT costs	476	455
Programme rights charges	377	340
Other operating costs	2,992	2,952
Operating costs before depreciation, amortisation and specific items	8,202	8,120
Depreciation and amortisation	1,757	1,724
Total operating costs before specific items	9,959	9,844
Specific items (note 4)	373	136
Total operating costs	10,332	9,980

4 Specific items

The group separately identifies and discloses those items that in management’s judgement need to be disclosed by virtue of their size, nature or incidence (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

	Half year to 30 September
	2017	2016
	£m	£m
Specific revenue
Italian business investigation	-	52
Retrospective regulatory matters	14	(6)
Specific revenue	14	46
Specific operating costs
EE acquisition warranty claims	225	-
Restructuring charge	104	-
EE integration costs	26	51
Retrospective regulatory matters	13	6
Italian business investigation	6	93
Profit on disposal of business	(1)	(14)
Specific operating costs	373	136
Specific operating loss	387	182
Net interest expense on pensions	109	105
Net specific items charge before tax	496	287
Tax credit on specific items before tax	(46)	(23)
Tax credit on re-measurement of deferred tax	-	(43)
Net specific items charge after tax	450	221

EE acquisition warranty claims

In the half year we reached settlements with Deutsche Telekom and Orange in respect of any warranty claims under the 2015 EE acquisition agreement, arising from the issues previously announced regarding our operations in Italy. This represents a full and final settlement of these issues and results in a specific item charge of £225m (HY 2016/17: £nil).

Restructuring charge

Costs of £104m (HY 2016/17: £nil) have been incurred in the first half of 2017/18 as we undertake our restructuring programme.

Italian business investigation

On page 15 we discussed our prior year investigation into our Italian business. In the prior year, as part of this investigation we reviewed the carrying value of the assets and liabilities on the balance sheet of our Italian business. We took into account any changes in fact or circumstances since 31 March 2016 in determining whether there was a need to change an estimate and whether additional exposures had arisen. We recognised a charge of £145m in respect of this in the second quarter of 2016/17, with a further charge of £100m in the third quarter of 2016/17 bringing the total impact to £245m. In the first half of 2017/18, we have incurred investigation costs of £6m.

Pensions

	30 September 2017	31 March 2017
	£bn	£bn
IAS 19 liabilities – BTPS	(57.5)	(58.6)
Assets – BTPS	48.7	50.0
Other schemes	(0.5)	(0.5)
Total IAS 19 deficit, gross of tax	(9.3)	(9.1)
Total IAS 19 deficit, net of tax	(7.7)	(7.6)

Discount rate (nominal)	2.50%	2.40%
Discount rate (real)	(0.68)%	(0.78)%
RPI inflation	3.20%	3.20%
CPI inflation	0.7% below RPI until 31 March 2019 and 1.2% below RPI thereafter	0.7% below RPI until 31 March 2019 and 1.2% below RPI thereafter

Financial instruments and risk management

Fair value of financial assets and liabilities measured at amortised cost

At 30 September 2017, the fair value of listed bonds and other long-term borrowings was £16,745m (31 March 2017: £15,679m) and the carrying value was £15,117m (31 March 2017: £13,896m).

The fair value of the following financial assets and liabilities approximate their carrying amount:
●
Cash and cash equivalents
●
Trade and other receivables
●
Trade and other payables
●
Provisions
●
Investments classified as loans and receivables

The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk; and liquidity risk. There have been no changes to the risk management policies which cover these risks since 31 March 2017.

Fair value estimation

Financial instruments measured at fair value consist of derivative financial instruments and investments classified as available-for-sale or designated at fair value through profit and loss. These instruments are further analysed by three levels of valuation methodology which are:

1.
Level 1 – uses quoted prices in active markets for identical assets or liabilities
2.
Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly
3.
Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

The fair value of the group’s outstanding derivative financial assets and liabilities were estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

	Level 1	Level 2	Level 3	Total
30 September 2017	£m	£m	£m	£m
Investments
Available for sale	26	2,503	15	2,544
Fair value through profit and loss	6	-	-	6
Derivative assets
Designated in a hedge	-	1,811	-	1,811
Fair value through profit and loss	-	302	-	302
Total assets	32	4,616	15	4,663
Derivative liabilities
Designated in a hedge	-	595	-	595
Fair value through profit and loss	-	238	-	238
Total liabilities	-	833	-	833

	Level 1	Level 2	Level 3	Total
31 March 2017	£m	£m	£m	£m
Investments
Available for sale	21	1,437	16	1,474
Fair value through profit and loss	7	-	-	7
Derivative assets
Designated in a hedge	-	1,925	-	1,925
Fair value through profit and loss	-	321	-	321
Total assets	28	3,683	16	3,727
Derivative liabilities
Designated in a hedge	-	641	-	641
Fair value through profit and loss	-	262	-	262
Total liabilities	-	903	-	903

No gains or losses have been recognised in the income statement for the half year ended 30 September 2017 in respect of Level 3 assets held at 30 September 2017. There were no changes to the valuation methods or transfers between levels 1, 2 and 3 during the six months to 30 September 2017.

Financial commitments

Capital expenditure for property, plant and equipment and software contracted for at the balance sheet date but not yet incurred was £875m (30 September 2016: £957m; 31 March 2017: £889m). Programme rights commitments, mainly relating to football broadcast rights for which the licence period has not yet started, were £1,955m (30 September 2016: £1,449m; 31 March 2017: £2,644m).

Contingent liabilities

Legal Proceedings: there have been no material updates relating to the Legal Proceedings as disclosed in the Annual Report & Form 20-F 2017.

9         Related party transactions

British Telecommunications plc and certain of its subsidiaries act as a funder and deposit taker for cash related transactions for both its parent (BT Group Investments Limited) and ultimate parent company (BT Group plc). The loan arrangements described below with these companies reflect this. Cash transactions normally arise where the parent and ultimate parent company are required to meet their external payment obligations or receive amounts from third parties. These principally relate to the payment of dividends, the buyback of shares, the exercise of share options and the issuance of ordinary shares. Transactions between the ultimate parent company, the parent company and the group are settled on both a cash and non-cash basis through these loan accounts depending on the nature of the transaction.

In 2001/02 the group demerged its former mobile phone business and as a result BT Group plc became the listed ultimate parent company of the group. The demerger steps resulted in the formation of an intermediary holding company, BT Group Investments Limited, between BT Group plc and British Telecommunications plc. This intermediary company held an investment of £18.5bn in British Telecommunications plc which was funded by an intercompany loan facility with British Telecommunications plc.

On 29 January 2016 BT Group plc completed the acquisition of EE, funded by a loan from British Telecommunications plc. Immediately following the completion of the transaction BT Group plc sold its investment in EE to British Telecommunications plc, funded through intercompany loans. The net impact of the overall EE transaction resulted in a reduction in the non-current loan receivable from the immediate parent company to £10.5bn.

As at 30 September 2017 the loan facilities with both the parent company and ultimate parent company accrue interest at a rate of 12 month LIBOR plus 102.5 basis points and are subject to an overall maximum of £25bn and £10bn respectively. The parent company currently finances its obligations on the loan as they fall due through dividends from the company.

No dividend was settled with the parent company in relation to the year ended 31 March 2017 (2016/17: £2,350m).

A summary of the balances with the parent and ultimate parent companies and the finance income or expense arising in respect of these balances is shown below:

	Asset (liability)		Finance income (expense)
	30 September 2017 £m	31 March 2017 £m	30 September 2017 £m	30 September 2016 £m
Amounts owed by (to) parent company
Loan facility – non-current asset investments	10,383	10,191	84	95
Loan facility – current asset investments	84	192	n/a	n/a
Trade and other payables	(80)	(63)	n/a	n/a
Amounts owed by (to) ultimate parent company
Non-current asset investments1	2,504	1,371	13	15
Non-current liabilities	(1,044)	(1,024)	(9)	(12)
Trade and other receivables	47	25	n/a	n/a
Current asset investments	13	28	n/a	n/a
Current liabilities1	(9)	(159)	n/a	n/a
Trade and other payables	(45)	-	n/a	n/a

1  During the half year we made cash payments of £1,245m to BT Group plc offset by the receipt of £45m from BT Group plc. In addition there are non cash movements of £83m on non current asset investments relating to interest.

Principal risks and uncertainties

We have processes for identifying, evaluating and managing our risks. Details of our principal risks and uncertainties can be found on pages 38 to 52 of the Annual Report & Form 20-F 2017 and are summarised below. All of them have the potential to have an adverse impact on our business, revenue, profits, assets, liquidity and capital resources.

●
The risks associated with operating under a wide range of local and international laws, trade sanctions and import and export controls; coupled with the risk of inappropriate and unethical behaviour by our people or associates
●
The risks arising from operating as a major data controller and processor of customer information around the world
●
The risks arising from our operational activities, and in particular the work of our engineers, that are subject to health and safety regulation and enforcement by national authorities. This also extends to the risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment – although according to the World Health Organisation there are no known adverse effects on health from emissions at levels below internationally recognised health and safety standards
●
The risks arising from operating in markets which are characterised by: high levels of change; strong and new competition; declining prices and in some markets declining revenue; technology substitution; market and product convergence; customer churn; and regulatory intervention to promote competition and reduce wholesale prices
●
The risks associated with some of our activities being subject to significant price and other regulatory controls
●
The risks associated with a significant funding obligation in relation to our defined benefit pension schemes, and in particular the BT Pension Scheme
●
The risks associated with political and geopolitical trends and incidents, including the uncertainty caused by the UK voting to leave the European Union
●
The financial risks common to other major international businesses, including market, credit, liquidity and tax risks
●
The risks that could impact the security of our data or the resilience of our operations and services
●
The risks associated with complex and high value national and multinational customer contracts
●
The risk there could be a failure of any of our critical third-party suppliers to meet their obligations
●
The risks associated with not being able to secure sufficient employee engagement to support delivery of our strategic aims

There have been no significant changes to the principal risks and uncertainties in the half year to 30 September 2017. These principal risks and uncertainties continue to have the potential to impact our results or financial position during the remaining six months of the financial year.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm, to the best of their knowledge, that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union and that the Interim Management Report includes a fair review of the information required by Rules 4.2.7 and 4.2.8 of the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

By order of the Board

Simon Lowth
Director

10 November 2017

INDEPENDENT REVIEW REPORT TO BT PLC

Report on the condensed consolidated financial statements
Our conclusion
We have reviewed British Telecommunications plc's consolidated financial statements (the "interim financial statements") in the half year financial report of British Telecommunications plc for the 6 month period ended 30 September 2017. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

What we have reviewed
The interim financial statements comprise:

●
the Group balance sheet as at 30 September 2017;

●
the Group income statement and Group statement of comprehensive income for the period then ended;

●
the Group cash flow statement for the period then ended;

●
the Group statement of changes in equity for the period then ended; and

●
the explanatory notes to the interim financial statements.

The interim financial statements included in the half year financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review
Our responsibilities and those of the directors
The half year financial report, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year financial report in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the half year financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
10 November 2017

a)
The maintenance and integrity of the British Telecommunications plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.

b)
Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Additional Information

Notes
1)
Our commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items. Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax and net finance expense are measured before specific items. This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee of BT Group plc and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to the understanding of the group’s financial performance as specific items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. Reported revenue, reported operating costs, reported operating profit, reported profit before tax and reported net finance expense are the equivalent unadjusted or statutory measures. Reconciliations of reported to adjusted revenue, operating costs, operating profit and profit before tax are set out in the Group income statement. Reconciliations of underlying revenue excluding transit and adjusted EBITDA to the nearest measures prepared in accordance with IFRS are provided in this Additional Information.

2)
Trend in underlying revenue excluding transit is a non-GAAP measure which seeks to reflect the underlying performance of the group that will contribute to long-term sustainable growth and as such excludes the impact of acquisitions and disposals, foreign exchange movements and any specific items. We exclude transit from the trend as transit traffic is low-margin and is affected by reductions in mobile termination rates.

Reconciliation of earnings before interest, tax, depreciation and amortisation

Earnings before interest, tax, depreciation and amortisation (EBITDA) is not a measure defined under IFRS, but is a key indicator used by management to assess operational performance. A reconciliation of reported profit before tax to adjusted EBITDA is provided below.

	Half year to 30 September
	2017	2016
	£m	£m
Reported profit before tax	1,174	1,488
Share of post tax losses (profits) of associates and joint ventures	-	7
Net finance expense	280	307
Operating profit	1,454	1,802
Depreciation and amortisation	1,757	1,724
EBITDA	3,211	3,526
EBITDA specific items	387	182
Adjusted1 EBITDA	3,598	3,708

Reconciliation of year on year trends in underlying revenue excluding transit

Year on year trends in underlying revenue excluding transit seek to reflect the underlying performance that will contribute to long-term profitable growth. A reconciliation from the trends in reported revenue, the most directly comparable IFRS measure, to the trends in underlying revenue, are set out below.

Half year to 30 September 2017
%
Decrease in reported revenue	-
Specific items	(0.2)
Decrease in adjusted1 revenue	(0.2)
Transit revenue	0.5
Acquisitions and disposals	0.2
Foreign exchange movements	(1.2)
Decrease in underlying1 revenue excluding transit	(0.7)
1 See Glossary on page 1

Forward-looking statements – caution advised
Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: our outlook for 2017/18 including revenue, EBITDA, free cash flow and progressive dividends; our deployment of ultrafast broadband and roll out of G.fast technology; and our investment in the roll out of 4G and FTTP and our move to all-IP.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT whether as a result of the uncertainties arising from the UK’s exit from the EU or otherwise; future regulatory and legal actions, decisions, outcomes of appeal and conditions or requirements in BT’s operating areas, including the outcome of Ofcom’s strategic review of digital communications in the UK, and the implementation of the DCR commitments, as well as competition from others; consultations and market reviews including the outcome of Ofcom’s consultations on the Wholesale Local Access market and forthcoming spectrum auctions; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs, or impact on customer service; developments in the convergence of technologies; external threats to cyber security, data or resilience; political and geo-political risks; the anticipated benefits and advantages of new technologies, products and services not being realised, including the proposed investment in our FTTP broadband network; the timing of entry and profitability of BT in certain markets; significant changes in market shares for BT and its principal products and services; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the anticipated benefits, synergies and cost savings of the EE integration not being delivered; the improvements to the control environment proposed following the investigations into BT’s Italian business not being implemented successfully, effectively or timeously across the Group; the outcome of the BTPS triennial valuation and discussions on the pensions review; and general financial market conditions affecting BT’s performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Secretary

Date: November 13, 2017